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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67090

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/11 (MM/DD/YY) AND ENDING 04/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lockton Financial Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 W 47th Street, Suite 900
(No. and Street)

Kansas City	MO	64112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shane Brethowr (816) 960-9525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut, Suite 1000	Kansas City	MO	64112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Shane C. Brethowr___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Lockton Financial Advisors, LLC___, as of ___April 30___, 2012___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___None___

______

______

Signature

___COO, CCO___
Title

Notary Public 7/17/12



RENE' A. TEMPLE
Notary Public - Notary Seal
STATE OF MISSOURI
Platte County
My Commission Expires: Aug 9, 2013
Commission # 09852256

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lockton Insurance Agency, Inc.:

We have audited the accompanying balance sheets of Lockton Financial Advisors, LLC (the Company) as of April 30, 2012 and 2011, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lockton Financial Advisors, LLC as of April 30, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
June 29, 2012

LOCKTON FINANCIAL ADVISORS, LLC

Balance Sheets

April 30, 2012 and 2011

Assets		**2012**	**2011**
Cash and cash equivalents	$	3,220,506	2,877,565
Accounts receivable:			
Commissions and fees receivable		193,879	429,985
Producer members receivable		126,083	54,626
Prepaid expenses		20,394	10,533
Computer software, net		—	31,835
Other assets		5,000	5,000
Total assets	$	3,565,862	3,409,544
Liabilities and Members' Equity			
Payable to affiliates, net	$	911,126	716,493
Producer members payable		953,345	940,053
Accrued expenses:			
Interest		1,467	3,040
Other		33,463	39,145
Producer unit purchases		42,862	57,150
Deferred revenue		19,239	34,212
Total liabilities		1,961,502	1,790,093
Members' equity		1,604,360	1,619,451
Total liabilities and members' equity	$	3,565,862	3,409,544

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statements of Operations

Years ended April 30, 2012 and 2011

		2012	2011
Revenue:			
Commissions and fees	$	10,961,785	10,072,474
Contingent commissions		96,546	13,819
Interest and other income		2,857	5,181
Total revenue		11,061,188	10,091,474
Expenses:			
Selling		5,195,251	4,759,987
General and administrative		4,589,832	4,103,567
Producer unit purchases		55,462	667,181
Amortization		31,260	41,297
Interest expense		1,381	2,881
Total operating expenses		9,873,186	9,574,913
Net income	$	1,188,002	516,561

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statements of Changes in Members' Equity

Years ended April 30, 2012 and 2011

		Corporate unit			
		Paid-in capital	**Retained (deficit) earnings**	**Producer units**	**Total**
Balance, April 30, 2010	$	2,510,000	(680,506)	1,787,026	3,616,520
Net income		—	516,561	—	516,561
Distributions to member		(2,250,000)	(932,516)	—	(3,182,516)
Change in producer units		—	—	668,886	668,886
Balance, April 30, 2011		260,000	(1,096,461)	2,455,912	1,619,451
Net income		—	1,188,002	—	1,188,002
Contributions from (distributions to) member		250,000	(1,476,089)	—	(1,226,089)
Change in producer units		—	—	22,996	22,996
Balance, April 30, 2012	$	510,000	(1,384,548)	2,478,908	1,604,360

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statements of Cash Flows

Years ended April 30, 2012 and 2011

		2012	2011
Cash flows from operating activities:			
Net income	$	1,188,002	516,561
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization		31,260	41,297
Loss on disposal of asset		575	—
Producer units		55,462	667,181
Changes in operating assets and liabilities:			
Commissions and fees receivable		236,106	(406,746)
Prepaid expenses and other assets		(9,861)	10,265
Payable to affiliates		194,633	71,919
Producer members payable, net		(56,965)	305,659
Accrued expenses		(7,255)	(22,475)
Payments for producer unit purchase		(47,954)	(95)
Deferred revenue		(14,973)	34,212
Net cash provided by operating activities		1,569,030	1,217,778
Cash flows from financing activities:			
Distributions to member		(1,476,089)	(3,182,516)
Contributions from member		250,000	—
Net cash used in financing activities		(1,226,089)	(3,182,516)
Change in cash and cash equivalents		342,941	(1,964,738)
Cash and cash equivalents, beginning of year		2,877,565	4,842,303
Cash and cash equivalents, end of year	$	3,220,506	2,877,565
Supplemental disclosure of cash flow information:			
Cash paid for interest	$	2,953	—

See accompanying notes to financial statements.

(1) Nature of Operations

Lockton Financial Advisors, LLC (the Company), a subsidiary of Lockton Insurance Agency, Inc. (Lockton), was organized in the state of California on April 27, 2005. The Company is a multi-manager limited liability company approved to conduct business as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a k(1) exemptive status stand-alone broker-dealer, operating as a limited broker-dealer on its own behalf and is enabled to conduct securities activities, which may include the sale of variable contracts and mutual funds through employee benefit plans. The Company does not maintain custody or receive customer funds or securities. Furthermore, the Company does not maintain a clearing arrangement with any firm and handles individual accounts on an application-way basis direct with the fund company or carrier. The Company is registered with the Municipal Securities Rulemaking Board (MSRB). This membership allows the Company to participate in a limited capacity only dealing in qualified college savings plans. In addition, the Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) and is subject to the rules and regulations of each agency.

The Company is a subsidiary of Lockton, with Lockton owning the Corporate Profit Unit (Corporate Unit). The associates who have the primary responsibility for establishing new client relationships (Producer Members) own the Producer Profit Units (Producer Units). The Producer Members derive their compensation from the profits of the Company after providing a predetermined allocation of profits to Lockton as the holder of the Corporate Units. While the legal form of payments to Producer Members is a capital distribution, the Company reflects such payments in the statements of operations as selling expenses. Profits of the Company used to determine Producer Member compensation (Producer Profit Return) generally represent revenue less selling and general and administrative expense.

(2) Immaterial Correction

Subsequent to the issuance of the Company's audited financial statements, the Company determined its April 30, 2010 and 2011 statements of operations contained immaterial errors relating to the calculation of producer unit purchases. The immaterial errors have no impact to the total assets, liabilities or members' equity reported for these periods. The consolidated statements of operations, changes in members' equity and cash flows for the years ended April 30, 2011 were adjusted as shown in the following tables. Additionally, the related balances within the Producer Unit Purchases footnote were adjusted accordingly.

Statements of Operations:

		Year ended April 30, 2011		
		As presented	Adjustment	As adjusted
Producer Unit purchase expenses	$	464,043	203,138	667,181
Total operating expenses		9,371,775	203,138	9,574,913
Net income (loss)		719,699	(203,138)	516,561

Statements of Changes in Members' Equity:

		Paid-in capital	Retained (deficit) earnings	Producer units	Total
Balance, April 30, 2010 – as presented	$	2,510,000	(628,606)	1,735,126	3,616,520
2010 Adjustment		—	(51,900)	51,900	—
Balance, April 30, 2010 – as adjusted	$	2,510,000	(680,506)	1,787,026	3,616,520
Balance, April 30, 2011 – as presented	$	260,000	(841,423)	2,200,874	1,619,451
2010 Adjustment		—	(51,900)	51,900	—
2011 Adjustment		—	(203,138)	203,138	—
Balance, April 30, 2011 – as adjusted	$	260,000	(1,096,461)	2,455,912	1,619,451

Statements of Cash Flows:

		Year ended April 30, 2011		
		As presented	Adjustment	As adjusted
Net income (loss)	$	719,699	(203,138)	516,561
Producer units		464,043	203,138	667,181
Net cash from operating activities	$	1,217,778	—	1,217,778

(3) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(b) Revenue Recognition

The Company's revenue comprises principally of commissions paid by the plan vendors, commissions received through a third-party broker-dealer, fees paid directly by clients, and interest income. Commission revenue from plan vendors generally represents a percentage of the fair value of the plan assets held on account by the customer and is materially affected by fluctuations in the fair value of the assets in the plan. Commissions received directly from the plan vendor are recognized when received.

Commissions received through a third-party broker-dealer relationship with NFP Securities, Inc. are recognized on a trade-date basis as transactions occur. A portion of the Gross Dealer Concessions (GDC) generated by the registered representatives is withheld by the third-party broker-dealer as reimbursement for services and infrastructure provided to the Registered Representatives. One hundred percent of the remaining GDC, after deduction of this withholding, is paid directly to the Company.

Contingent commissions may be paid to the Company by insurance carriers based on retention of clients and the volume of business placed with or through such insurance carriers related to nonsecurities-based insurance products. Contingent commissions are recognized when certain and estimable. In 2012 and 2011, contingent commissions represented less than 1.0% of total revenue.

Fees paid directly by clients and interest income are recognized as earned.

(c) Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At April 30, 2012 and 2011, cash and cash equivalents consisted of a commercial checking account and a money market mutual fund.

(d) Computer Software

Computer software consists of internally developed software and is recorded at cost. Amortization is computed on the straight-line method over its estimated useful life of three years.

(e) Producer Members Receivable and Payable

Producer Members receive advances throughout the year based upon estimated annual Producer Profit Return as defined in the Company's operating agreement. At the end of each fiscal year, each Producer Member's Producer Profit Return is adjusted to the actual amount earned based on the economic performance of the Company. This adjustment results in some Producer Members having a debit balance in their capital account as a result of an over distribution and other Producer Members having a credit balance in their capital account resulting from the actual Producer Profit Return exceeding distributions made throughout the year. These amounts due from/to Producer Members are reflected as Producer Members receivable or payable, respectively, in the balance sheets.

(f) Income Taxes

The Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income is reported on its members' federal income tax return. Accordingly, no income taxes have been recorded in the financial statements for the years ended April 30, 2012 and 2011.

(g) Fair Value of Financial Instruments

Under existing authoritative accounting guidance, fair value is defined as the price that the Company would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment. At April 30,

2012 and 2011, the carrying amounts of financial assets and liabilities reported in the accompanying balance sheets for cash and cash equivalents approximate fair value because of the short-term nature of these financial instruments.

Authoritative accounting guidance emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances. The Company classifies the inputs used to measure these fair values into the following hierarchy as defined by current authoritative accounting guidance:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(h) Reclassifications

Reclassifications have been made to the prior year financial statements to conform to the current year financial statement presentation. Accrued expenses for the year ended April 30, 2011 totaling $25,000 were reclassified from accounting and tax service expense to other accrued expenses.

(4) Computer Software

Computer software as of April 30 consists of the following:

		2012	2011
Computer software	$	—	123,891
		—	123,891
Less accumulated amortization		—	92,056
	$	—	31,835

Amortization expense was $31,260 and $41,297 for the years ended April 30, 2012 and 2011, respectively. Computer software was disposed of during April 2012, resulting in a loss of $575 recorded in general and administrative expense.

(5) Producer Unit Purchases

In exchange for certain restrictive covenants and other considerations from Producer Members, the Company has the option to purchase each Producer Member's Producer Unit upon his/her termination.

The agreement to purchase the Producer Members' interest is applicable to all Producer Members and valued based on 25% of the Producer Members' average annual revenue for the preceding three fiscal years and change in value of the related Company for the final six months of membership.

The purchase is subject to put and call features and is only mandatory upon the death or permanent and total disability of a Producer Member. The Producer Unit meets the attributes for equity classification at April 30, 2012 and 2011 and, accordingly, is reported as a noncontrolling interest and displayed as a separate component of equity in the consolidated balance sheets with the related expense recognized in the consolidated statements of operations.

Once exercised, the purchase obligation is no longer subject to the attributes of equity ownership and, thus, is reclassified from a component of equity to a liability. For the five-year period that payment of the obligation is being made, the Company and the Producer Members have agreed that such payments will be funded through a charge of 50% of the purchase obligation to the profits attributable to the Producer Members. However, as future profits of the Company are not guaranteed, U.S. generally accepted accounting principles do not allow for the establishment of a receivable from the future profits attributable to Producer Members. Consequently, despite its belief that only 50% of the cost of purchasing Producer Members' interest will be funded from profits attributed to the Corporate Unit, the Company has provided a noncontrolling interest and related expense as if it will solely fund the Producer Unit purchase.

Producer Unit activity within noncontrolling interest during the years ended April 30, 2012 and 2011 is as follows:

Balance, April 30, 2010	$	1,787,026
Producer Unit purchase		(95)
Producer Unit expense		667,181
Producer Member capital contributions, net		1,800
Balance, April 30, 2011		2,455,912
Producer Unit purchase		(33,666)
Producer Unit expense		55,462
Producer Member capital contributions, net		1,200
Balance, April 30, 2012	$	2,478,908

The liability for Producer Unit purchases had the following activity during the years ended April 30, 2012 and 2011:

		Producer unit purchases
Balance, April 30, 2010	$	57,150
Producer Unit purchases		95
Payments		(95)
Balance, April 30, 2011		57,150
Producer Unit purchases		33,666
Payments		(47,954)
Balance, April 30, 2012	$	42,862

Because the Company intends for this purchase to be an end-of-career transaction between the Company and the Producer Member, it does not anticipate significant cash requirements in the near term. Committed future payments at April 30, 2012 resulting from terminations and retirements are as follows:

Year ending April 30:		
2013	$	14,288
2014		14,288
2015		14,286
Total	$	42,862

(6) Transactions with Affiliates

The Company receives administrative services from an affiliated entity. These shared services include, but are not limited to, general executive management, general legal counsel, treasury, tax, financial accounting, and various other support functions. Fees paid for these services were $849,885 and $710,536 for the years ended April 30, 2012 and 2011, respectively. These charges are an allocation of costs incurred by the affiliated entity to provide such services and are accounted for in accordance with agreements among these parties.

The Company's Producer Members receive office accommodations, clerical services, and customer account service support from affiliated entities. These expenses totaled $3,352,675 and $2,971,948 for the years ended April 30, 2012 and 2011, respectively. These charges are an allocation of costs incurred by the affiliated entities to provide such services and are accounted for in accordance with agreements among these parties.

These transactions with affiliates are accounted for in accordance with intercompany allocations among these parties. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party.

(Continued)

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and treated as a registered broker-dealer, which requires the maintenance of minimum net capital defined as the greater of $25,000 or a ratio of aggregate indebtedness to net capital. As of April 30, 2012, the Company had net regulatory capital of $1,196,861, which is $1,066,094 in excess of required net capital.

(8) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through June 29, 2012, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

Schedule I

LOCKTON FINANCIAL ADVISORS, LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

April 30, 2012 and 2011

		2012	2011
Net capital:			
Total members' equity	$	1,604,360	1,619,451
Total members' equity qualified for net capital		1,604,360	1,619,451
Add additions to net worth		—	—
Less nonallowable assets		345,356	531,979
Net capital before haircuts		1,259,004	1,087,472
Less haircuts and undue concentration		62,143	53,686
Net capital		1,196,861	1,033,786
Aggregate indebtedness		1,961,502	1,790,093
Percentage aggregate indebtedness to net capital		164%	173%
Computation of net capital requirements:			
Minimum net capital requirements**	$	130,767	119,340
Excess net capital	$	1,066,094	914,446

Net capital, as computed above, does not differ materially from that reported by the Company in Part IIA of the unaudited FOCUS Report on Form X-17A-5, May 18, 2012, at April 30, 2012.

** The minimum net capital required is calculated by taking the greater of $25,000 or 6.67% of Aggregate Indebtedness at April 30, 2012. 6.67% of Aggregate Indebtedness was calculated to be $130,767 ($1,961,502 x 6.67% = $130,767).

** The minimum net capital required is calculated by taking the greater of $25,000 or 6.67% of Aggregate Indebtedness at April 30, 2011. 6.67% of Aggregate Indebtedness was calculated to be $119,340 ($1,790,093 x 6.67% = $119,340).

See accompanying report of independent registered public accounting firm.

Schedule II

LOCKTON FINANCIAL ADVISORS, LLC

Computation of Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2012 and 2011

This computation is not applicable to Lockton Financial Advisors, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(1) at April 30, 2012 and 2011.

See accompanying report of independent registered public accounting firm.

Schedule III

LOCKTON FINANCIAL ADVISORS, LLC

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2012 and 2011

Information relating to possession or control requirements is not applicable to Lockton Financial Advisors, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(1) at April 30, 2012 and 2011.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lockton Insurance Agency, Inc. (d.b.a. Lockton Companies):

In planning and performing our audit of the financial statements of Lockton Financial Advisors, LLC (the Company) as of and for the year ended April 30, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
June 29, 2012



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Accountants' Report on Applying Agreed-Upon Procedures

The Board of Directors
Lockton Financial Advisors, LLC
Kansas City, Missouri:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2012, which were agreed to by Lockton Financial Advisors, LLC (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2012, as included in the Company's audited financial statements for the year ended April 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

June 29, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended APRIL 30, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-067090 FINRA APR 3/15/2006
LOCKTON FINANCIAL ADVISORS LLC
444 WEST 47TH STREET STE 900
KANSAS CITY, MO 64112

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Shane Brethour 816-960-9000

2. A. General Assessment (item 2e from page 2) $ 0.00

B. Less payment made with SIPC-6 filed (exclude interest) (0.00)

____
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 0.00

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 0.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lockton Financial Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12th day of June, 2012.

COO, CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning May 1, 2011 and ending April 30, 2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 11,061,188

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 11,061,188

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 11,061,188

2d. SIPC Net Operating Revenues — $ 0.00

2e. General Assessment @ .0025 — $ 0.00

(to page 1, line 2.A.)